Exhibit 3.5

AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED

BYLAWS

OF

GENPREX, INC.

Adopted and Approved by the Board of Directors on March 29, 2025

1.	Section 8. Quorum.

A.

The fourth sentence of Article III, Section 8 of the Genprex, Inc. (the “Company”) Amended and Restated Bylaws, as amended (the “Bylaws”), is hereby amended and restated in its entirety to read as follows:

“Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of the votes properly cast by the holders of the outstanding shares of capital stock present or represented at the meeting and entitled to vote thereon shall be the act of the stockholders.”

B.	Article III, Section 8 of the Bylaws is hereby amended by inserting the following sentence at the end of Section 8:

“For purposes of this Section 8, a majority of votes cast shall mean that the number of votes cast “for” a matter exceeds the number of votes cast “against” the matter (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” the matter).”

2.	Effective Date. This Amendment shall be effective as of the date it is adopted and approved by the Board of Directors of the Company.